SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                            VEGA-ATLANTIC CORPORATION
                                (Name of Issuer)

                       Common Stock -- par value $0.00001
                         (Title of Class of Securities)

                                    922485206
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

-------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                      --------------------------
CUSIP No.   922485206                             Page 2  of 7    Pages
--------------------------                      --------------------------

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1       NAME OF REPORTING PERSON:           Newport Capital Corp.
        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON:                       N/A
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                   (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     CASH/ACCRUED INTEREST
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                    [  ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Belize
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                          7      SOLE VOTING POWER
                                 1,308,006 Shares of Common Stock
        NUMBER OF      ---------------------------------------------------
        SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH        ---------------------------------------------------
        REPORTING         9      SOLE DISPOSITIVE POWER
          PERSON                 1,308,006 Shares of Common Stock
           WITH
                       --------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,308,006 Shares of Common Stock
--------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.9%
--------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   CO
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of
Newport Capital Corp. ("Newport"), its sole shareholder, Emerald Trust ("Emerald Trust") and Stephen Jewett, the sole trustee of Emerald Trust ("Jewett") as the reporting persons hereunder, relative to the acquisition by Newport of certain shares of common stock issued by Vega-Atlantic Corporation. Neither Newport, Emerald Trust nor Jewett have made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00001 par value, of Vega-Atlantic Corporation ("VGAA"). VGAA maintains its principal executive offices at 4600 South Ulster Street, Suite 240 Denver, Colorado 80237.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Newport Capital Corp., a corporation organized under the laws of Belize, its sole shareholder, Emerald Trust, and Stephen Jewett, the sole trustee of Emerald Trust. The principal business and principal office of Newport is P. O. Box W-960, St. Johns, Antigua, the principal business of Emerald Trust is Grand Arise, Seaview Building, 269 Morne Rouge Road, Grand Arise, St. George, Grenada, West Indies, and the address for Jewett is 1201 West 8th Avenue, Vancouver British Columbia V6H 1C7.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Newport and the person controlling Newport (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------
    Name                 Position with                     Business Address
                         Newport
--------------------------------------------------------------------------------

Brent Pierce             Director/President and            P.O. Box W-960
                         Secretary                         St. Johns, Antigua

Emerald Trust            Shareholder                       Grand Arise
                                                           Seaview Building
                                                           269 Morne Rouge Road
                                                           Grand Arise St.George
                                                           Grenada, West Indies

Stephen Jewett           Trustee                           1201 West 8th Avenue
                                                           Vancouver, B.C.
                                                           Canada V6H 1C7

--------------------------------------------------------------------------------

     Brent Pierce is the President/Secretary and a Director of Newport. Emerald Trust is the sole shareholder and controlling person of Newport. Emerald Trust has the sole right to control the disposition of and vote the VGAA securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On December 15, 2000, VGAA and Newport entered into a convertible promissory note (the "Note"). On December 27, 2000, pursuant to the terms of the Note, Newport converted the principal and accrued interest thereon in the amount of $29,601.59 into shares of VGAA common stock at the conversion price of $0.12 per share. The Note further provided that in the event VGAA approved a reclassification involving a reverse stock split, the Note conversion price would be adjusted. Based upon the reverse stock split approved by the shareholders of VGAA on December 15, 2000, the Note conversion price was adjusted to and effected at $0.03 per share. VGAA and Newport also simultaneously entered into a settlement agreement dated December 27, 2000 (the "Settlement Agreement") in which VGAA agreed to issue shares of its common stock as payment for accrued interest on previous advances made by Newport to VGAA in the amount of $3,004.23. Therefore, on December 27, 2000, VGAA issued to Newport an aggregate of 1,086,900 shares of common stock (986,759 shares pursuant to conversion of the Note and 100,141 shares pursuant to the Settlement Agreement). A copy of the Note between VGAA and Newport is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of conversion of the Note and satisfaction of accrued interest on previous advances owed by VGAA to Newport as follows:

     (i) VGAA issued to Newport a convertible promissory note dated December 15, 2000 in the principal amount of $29,601.59. The terms of the Note provide that the holder thereof may convert the principal and accrued interest thereon into shares of VGAA's restricted common stock at $0.12 per share. The Note further provided that in the event VGAA approved a reclassification involving a reverse stock split, the Note conversion price would be adjusted. Therefore, Newport converted the
          Note into shares of VGAA's restricted common stock at $0.03 per share.

     (ii) VGAA and Newport entered into a settlement agreement dated December 27, 2000 whereby Newport agreed to settle the debt in the amount of $3,004.23 owed to it by VGAA and accept the issuance of restricted common shares of VGAA at the rate of $0.03 per share as settlement for accrued interest on previous advances due and outstanding to Newport as of the date of the Settlement Agreement.

     Pursuant to the instructions for items (a) through (j) of Item 4, Newport has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Newport has acquired 1,086,900 shares of restricted common stock of VGAA. As set forth in
          Item 2 of this Schedule, Brent Pierce is the President/Secretary and a Director of Newport. Emerald Trust is the sole shareholder of Newport. Stephen Jewett is the sole trustee of Emerald Trust. Newport, Emerald Trust and Jewett may consider the acquisition of additional securities of VGAA, the issuer, but have no present plans or proposals to do so.

     (b) Newport, Emerald Trust and Jewett have no present plans or proposals to cause a merger or effect a liquidation or reorganization of VGAA or to enter into extraordinary corporate transactions.

     (c) Newport, Emerald Trust and Jewett have no present plans or proposals to cause a sale or transfer of a material amount of assets of VGAA.

     (d) Newport, Emerald Trust and Jewett plan to exercise the voting rights associated with ownership of shares of common stock of VGAA.

     (e) Newport, Emerald Trust and Jewett have no present plans or proposals to cause a material change in the capitalization of VGAA.

     (f) Newport, Emerald Trust and Jewett have no present plans or proposals to make any other material change to the business or corporate structure of VGAA.

     (g) Newport, Emerald Trust and Jewett have no present plans or proposals to change VGAA's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of VGAA by any person.

     (h) Newport, Emerald Trust and Jewett have no present plans or proposals to cause VGAA's common stock from not being quoted on the OTC Bulletin Board.

     (i) Newport, Emerald Trust and Jewett have no present plans or proposal relating to a class of securities of VGAA becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Newport, Emerald Trust nor Jewett have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on February 1, 2001, Newport beneficially owned 1,308,006 shares (or approximately 8.9% of the outstanding shares) of VGAA's common stock as follows:

                  Holder                               Number of Shares
                  ------                               ----------------

                  Newport Capital Corp.                     175,000
                  Newport Capital Corp.                      25,000
                  Newport Capital Corp.                       8,075
                  Newport Capital Corp.                   1,086,900
                  Newport Capital Corp.*                     13,031
                   *held in street name

                  Total                                   1,308,006

     (b) No Instruction C Person owns any other common or preferred shares of VGAA. Emerald Trust has the sole power to vote or to direct the voting of the 1,308,006 common shares of VGAA held by Newport.

     (c) As of December 27, 2000, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving VGAA equity securities, other than the acquisition by Newport on December 6, 2000 of the 175,000, 25,000 and 8,075 shares of common stock, respectively, had been engaged in by Newport or Pierce, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Newport, Emerald Trust and Jewett has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Convertible Promissory Note dated December 15, 2000 between Vega-Atlantic Corporation and Newport Capital Corp.



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Newport Capital Corp.

Date: February 12, 2001                      By: /s/ Brent Pierce
-----------------------                      --------------------
                                             Brent Pierce, President


                                             Emerald Trust

Date: February 12, 2001                      By: /s/ Stephen Jewett
-----------------------                      ----------------------
                                             Stephen Jewett, Trustee